KAB 3/11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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14045835

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

SEC FILE NUMBER
8-37105

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Fieldpoint Private Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Field Point Rd.
(No. and Street)

Greenwich, (City) CT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gennaro Fulvio 212-490-3113
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name - *if individual, state last, first, middle name*)

One Church Street (Address) New Haven (City) CT (State) 06510 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PUBLIC

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/18/14

OATH OR AFFIRMATION

I, Gennaro Fulvio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fieldpoint Private Securities, LLC, as of December 31, 2013 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN E. VANVELSON
Notary Public, State of New York
No. 01VA6045572
Qualified in Ulster County
Commission Expires July 31, 2014

Notary Public

Signature

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of change in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- [ ] (o) Supplemental Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIELDPOINT PRIVATE SECURITIES, LLC

FINANCIAL REPORT
December 31, 2013

McGladrey

Assurance • Tax • Consulting

FIELDPOINT PRIVATE SECURITIES, LLC

FINANCIAL REPORT
December 31, 2013

Filed as PUBLIC information pursuant to Rule17a-5(d) under the Securities Exchange Act of 1934.

CONTENTS

McGladrey

INDEPENDENT AUDITOR'S REPORT

To the Audit Committee
Fieldpoint Private Securities, LLC
Greenwich, Connecticut

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Fieldpoint Private Securities, LLC (the "Company") as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Fieldpoint Private Securities, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

New Haven, Connecticut
February 26, 2014

FIELDPOINT PRIVATE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2013

ASSETS		
Cash and cash equivalents	$	547,256
Deposit with clearing broker		100,175
Receivable from clearing broker		210,321
Equipment, furniture and software, net of accumulated depreciation and amortization of $21,513 (Note 2)		38,508
Other assets		64,186
Total assets	$	960,446
LIABILITIES AND MEMBER'S CAPITAL		
Liabilities		
Accounts payable and accrued expenses	$	89,443
Due to parent (Note 3)		43,905
		133,348
Commitments and contingencies (Notes 4 and 6)		
Member's capital (Note 8)		827,098
Total liabilities and member's capital	$	960,446

See notes to statement of financial condition.

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of business

Fieldpoint Private Securities, LLC (the "Company") is a registered broker-dealer and Securities and Exchange Commission ("SEC")-registered investment advisor, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also subject to oversight by the Securities and Business Investment Division of the Department of Banking of the State of Connecticut. The Company provides brokerage services to the general public as well as to financial institutions as an introducing broker. The Company also provides investment advisory services and annuity and insurance products of certain insurance carriers as an insurance agency through independent and affiliated brokers.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

In June 2011, the Company (then known as Nutmeg Securities, LLC) was purchased by Fieldpoint Private Bank and Trust Company (the "Parent") and became a single member LLC. In January, 2012, Nutmeg Securities, LLC changed its name to Fieldpoint Private Securities, LLC.

Significant accounting policies

A description of significant accounting policies follows:

Basis of financial statement presentation

The financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, and the disclosures of contingent assets and liabilities at the date of the financial statement, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of reporting cash flows, the Company considers short-term investments with maturities of less than 90 days to be cash equivalents. The Company considers amounts held in money market accounts at banks to be cash equivalents.

Deposit with clearing broker

Deposit with clearing broker consists of a good faith deposit maintained by the Company with its clearing broker.

Equipment, furniture and software

Equipment, furniture and software are stated at cost net of accumulated depreciation and amortization. Depreciation and amortization is provided on a straight-line basis over the estimated useful lives of the related assets, which range from three to five years.

Income taxes

The Company is treated as a disregarded entity for federal and state income tax purposes and, therefore, does not record a provision for income taxes. Accordingly, the Parent reports its share of the Company's income or loss on its income tax returns. The Company's year-end for tax purposes is December 31.

The Parent files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. state and local jurisdictions. However, the Company may be subject to potential examination by U.S. Federal, U.S. states or foreign jurisdiction authorities ("Tax Authorities") in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. Federal, U.S. state and foreign tax laws. Generally the Company is no longer subject to income tax examinations by major taxing authorities for years before 2010.

Notwithstanding the above, the Company is required under GAAP to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In accordance with GAAP, any tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces the Company's capital. This policy has been applied to all existing tax positions outstanding at December 31, 2013. Based on its analysis, the Company has determined that the application of this policy did not have a material impact on the Company's financial statements as of and for the years ended December 31, 2013. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, ongoing analyses of and changes to tax laws, regulations and interpretations thereof. In the event that Tax Authorities assess interest and penalties on unrecognized tax benefits, the Company will reflect such amounts in income tax fees payable.

Note 2. Equipment, Furniture and Software

At December 31, 2013 equipment, furniture and software consisted of the following:

Furniture and fixtures	$	25,050
Equipment and software		20,296
Leasehold improvements		14,675
		60,021
Less accumulated depreciation		(21,513)
Total	$	38,508

Note 3. Related Party Transactions

At December 31, 2013, the Company had cash on deposit with the Parent totaling $97,225.

At December 31, 2013 the Company recorded a payable in the amount of $43,905 for certain expenses which were paid for by the Parent and not yet reimbursed by the Company. This payable is included in due to parent in the Statement of Financial Condition.

Note 4. Commitments and Contingencies

Leases

The Company has entered into a sublease with a former related party, which expires on January 31, 2014 and contains provisions for rent escalations based on increases in certain costs incurred.

Clearing Firm Agreement

The Company has entered into an agreement with its clearing broker/dealer (the "Clearing Firm Agreement") that includes cost reimbursement and certain early contract termination fees through 2016. The Company has no intention of terminating the Clearing Firm Agreement.

Note 5. Exemption From Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

Note 6. Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker/dealer, by monitoring all customer activity and reviewing information it receives from its clearing broker on a daily basis.

Note 7. Subsequent Events

The Company has evaluated events or transactions that occurred after December 31, 2013 and through the time the financial statements were issued on February 26, 2014 for potential recognition or disclosure in the financial statements.

Note 8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum level of net capital, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company calculates net capital under Rule 15c3-1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital (as defined) of approximately $731,789 which was in excess of its required minimum net capital of $100,000. The Company's net capital ratio at December 31, 2013, was 0.18 to 1.

MCG-1613-KH